UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Sapiens International Corporation N.V.
(Name of the Issuer)

Sapiens International Corporation, N.V.
SI Swan Guernsey Holdco Limited
SI Swan UK Bidco Limited
SI Swan UK Finco Limited
SI Swan UK Midco Limited
SI Swan UK Topco Limited
Advent International, L.P.

Swan Limited Partnership

AI Global Investments (UK) PCC Limited
Advent Global Technology II LLC
Formula Systems (1985) Ltd.
(Names of Persons Filing Statement)

Common Shares, par value €0.01 per share*
(Title of Class of Securities)

N7716A151
(CUSIP Number)

Sapiens International Corporation, N.V.
Azrieli Center
26 Harokmim Street
Holon, 5885800 Israel
+972-3-790-2000

SI Swan Guernsey Holdco Limited
SI Swan UK Bidco Limited
SI Swan UK Finco Limited
SI Swan UK Midco Limited
SI Swan UK Topco Limited
Advent International, L.P.
Swan Limited Partnership
AI Global Investments (UK) PCC Limited
Advent Global Technology II LLC

Prudential Tower, 800 Boylston Street
Boston, MA 02199-8069
(617) 951-9400

Formula Systems (1985) Ltd. Terminal Center, 1 Yahadut Canada Street Or Yehuda 6037501, Israel +972 3-5389210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Josh Kiernan Josh Dubofsky Gilad Zohari Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Mike Rimon Ran Camchy Matthew Rudolph Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608 Israel +972 3-610-3100

Willard S. Boothby, P.C. Michael Chung Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Chaim Friedland Nir Knoll Gornitzky & Co. Vitania Tel-Aviv Tower 20 HaHarash Street Tel Aviv-Yafo, 6761310, Israel +972 3-710-9191

This statement is filed in connection with (check the appropriate box):

a  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b  ☐ The filing of a registration statement under the Securities Act of 1933.

c  ☐ A tender offer

d  ☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 2 (“Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended by Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2025, the “Prior Transaction Statement”, and as further amended hereby, this “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), the issuer of the common shares, par value €0.01 per share (each, a “Common Share,” and collectively, the “Common Shares”); (b) SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”); (c) SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”); (d) SI Swan UK Finco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan UK Midco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey (“Topco”), AI Global Investments (UK) PCC Limited, a protected cell company incorporated under the laws of Guernsey, and Swan Limited Partnership, a limited partnership organized under the laws of Ontario (collectively, the “Advent Holding Entities”); (e) Advent International, L.P. and Advent Global Technology II LLC (collectively, the “Advent Entities”); and (f) Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”).

Throughout this Transaction Statement, including this Final Amendment, Parent, Bidco, the Advent Holding Entities and the Advent Entities are collectively referred to as the “Parent Filing Parties.” The Parent Filing Parties and the Rollover Shareholder are collectively referred to herein as the “Participants.”

On August 12, 2025, Parent, SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), Bidco and the Company entered into an agreement and plan of merger (the “Merger Agreement”). On December 17, 2025, Merger Sub merged with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Prior Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Prior Transaction Statement.

On October 16, 2025, the Company made available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders held on November 19, 2025 in connection with the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 15. Additional Information

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On November 19, 2025, at the extraordinary general meeting, the Company’s shareholders voted (i) by special resolution (1) to approve and authorize the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, the entry by the Company into the Plan of Merger and the Adoption of Amended M&A, and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A, and (2) to authorize each of the directors and/or officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A, and (ii) by ordinary resolution to approve the appointment of Don Whitt and Sarah Wise as directors of the Company (as the surviving company in the Merger) at the Effective Time in accordance with the memorandum and articles of association to be adopted at the Effective Time. The special resolutions were approved by the affirmative vote of the holders of Common Shares representing at least two-thirds of the votes cast and the ordinary resolution was approved by the affirmative vote of the holders of Common Shares representing a majority of the votes cast.

On December 17, 2025, the Plan of Merger was registered by the Registrar of Companies in the Cayman Islands, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub merged with and into the Company with the Company surviving such Merger (“Surviving Company”). Following the completion of the Merger, Parent was liquidated, and the Surviving Company became a wholly owned subsidiary of Bidco and a beneficially owned subsidiary privately held by affiliates of Bidco and the Rollover Shareholder.

At the Effective Time, each Common Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist, in consideration and exchange for the right to receive $43.50 in cash per Common Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), except for (a) 6,896,552 Common Shares held by the Rollover Shareholder, which continued to be validly issued, fully paid, non-assessable common shares, par value €0.01 per share, of the Surviving Company (the “Rollover Shares”), (b) 17,418,214 Common Shares held by the Rollover Shareholder other than the Rollover Shares (the “Non-Rollover Shares”), which had previously been transferred by the Rollover Shareholder to Merger Sub in exchange for a non-interest bearing loan note instrument, (c) Common Shares held by Parent, Merger Sub and any of their respective subsidiaries, and (d) Common Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, in each case for (b), (c) and (d), issued and outstanding immediately prior to the Effective Time, which were cancelled and ceased to exist at the Effective Time without payment of any consideration or distribution therefor. Each ordinary share, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

In addition, in connection with the Merger and immediately prior to the Effective Time, (a) the Rollover Shareholder sold and transferred to Merger Sub the Non-Rollover Shares, (b) in exchange therefor, Parent (on behalf of Merger Sub) issued to the Rollover Shareholder a non-interest bearing loan note instrument (the “Loan Note”) with an aggregate principal amount equal to $757,692,309 (the “Loan Note Amount”), and (c) in exchange therefor, Merger Sub issued to Parent a number of shares of Merger Sub with an aggregate value equal to the Loan Note. Immediately following the Effective Time on the date on which the Effective Time occurred (the “Rollover Closing Date”), (i) Parent sold and transferred to Bidco the number of issued and outstanding common shares of the Surviving Company held by Parent immediately following the Merger having an aggregate value equal to the aggregate amount of third party debt financing obtained by Bidco in connection with the Transactions pursuant to the Debt Commitment Letter, and in exchange, Bidco paid to Parent cash in an aggregate amount equal to the Loan Note Amount, and any outstanding amount under the loan previously made by Bidco to Parent on or around the Closing Date in connection with the Transactions will be deemed to have been repaid in full, (ii) Parent caused a paying agent to repay to the Rollover Shareholder the aggregate amount outstanding under the Loan Note (subject to any applicable withholding requirements), and (iii) the Rollover Shareholder contributed and assigned to Topco the Rollover Shares, and in exchange, Topco issued to a paying agent a number of ordinary shares in Topco with an aggregate value equal to $300 million (subject to any applicable withholding requirements).

In addition to the foregoing, immediately prior to the Effective Time, the Company provided for the treatment of options to purchase Common Shares granted under the terms and conditions set forth in the Sapiens International Corporation N.V. 2011 Share Incentive Plan, the Sapiens International Corporation N.V. 2021 Stock Incentive Plan and any prior similar Company share option plan that expired prior to the date of the Merger Agreement (collectively, the “Company Share Plans”) (each, a “Company Option”) and restricted share unit awards granted under the terms and conditions set forth in the Company Share Plans (each, a “Company RSU”), as described below:

●	Immediately prior to the Effective Time, the Company caused (i) 58% of the unvested portion of all remaining outstanding and unexpired Company Options, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options to have become vested (such Company Options, together with any Company Options that were vested prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company Options”) and (ii) 58% of the unvested portion of all remaining outstanding and unexpired Company RSUs, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company RSUs to have become vested (such Company RSUs, together with any Company RSUs that were vested but not yet settled prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company RSUs”). The vesting described in clauses (i) and (ii) in the previous sentence excluded the Company Options and Company RSUs held by any individual who provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

●	At the Effective Time, (i) each Vested Company RSU was cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Company RSU that was not a Vested Company RSU (each, an “Unvested Company RSU”) was cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount is eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and would have become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option was cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) was cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (x) the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such unvested Company Option and (y) the total number of Common Shares subject to such Unvested Company Option as of immediately prior to the Effective Time (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount is eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and would have become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that had a per share exercise price that was equal to or greater than the Per Share Merger Consideration was cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

In connection with the completion of the Merger, the Company notified the Tel Aviv Stock Exchange (“TASE”) of the consummation of the Merger, and requested that the trading of the Common Shares on TASE be suspended before the opening of trading on TASE on December 17, 2025 and be delisted up to two business days thereafter. The Company also notified the Nasdaq Global Select Market (“Nasdaq”) of the consummation of the Merger, and requested that Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to delist and deregister the Common Shares under Section 12(b) of the Exchange Act. Upon effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Exchange Act to deregister the Common Shares under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. Trading of the Common Shares on the TASE and Nasdaq was halted after the close of trading on December 16, 2025.

The Contents of the Report on Form 6-K furnished by the Company with the SEC on December 17, 2025, is incorporated by reference herein as Exhibit (a)-(6).

On December 17, 2025, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 6-K furnished by the Company with the SEC on December 17, 2025 and is incorporated by reference herein as Exhibit (a)-(7).

Item 16. Exhibits

(a)-(1)+	Definitive Proxy Statement of Sapiens International Corporation N.V.

(a)-(2)	Letter to Sapiens International Corporation N.V. Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(5)	Press Release, dated August 13, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by Sapiens International Corporation N.V. to the SEC on August 13, 2025.

(a)-(6)	The Contents of the Report on Form 6-K furnished by Sapiens International Corporation N.V. to the SEC on December 17, 2025.

(a)-(7)	Press Release, dated December 17, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by Sapiens International Corporation N.V. to the SEC on December 17, 2025.

(b)-(1)+	Limited Guarantee, dated as of August 12, 2025, entered into by the Sponsor guarantors named therein in favor of Sapiens International Corporation N.V.

(b)-(2)+	Equity Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein.

(b)-(3)*+	Debt Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein.

(c)-(1)	Opinion of Houlihan Lokey Capital, Inc., dated August 12, 2025, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(2)+	Discussion Materials prepared by William Blair & Company, LLC, dated May 28, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(c)-(3)+	Discussion Materials prepared by William Blair & Company, LLC, dated June 1, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(c)-(4)+	Discussion Materials prepared by Houlihan Lokey Capital, Inc., dated August 8, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(c)-(5)+	Discussion Materials prepared by Houlihan Lokey Capital, Inc., dated August 12, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(d)-(1)	Agreement and Plan of Merger, dated as of August 12, 2025, by and among Sapiens International Corporation N.V., SI Swan UK Bidco Limited, SI Swan Guernsey Holdco Limited and SI Swan Cayman Merger Sub Ltd., incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)+	Rollover Agreement, dated as of August 12, 2025, by and among Formula Systems (1985) Ltd., SI Swan UK Topco Limited, SI Swan UK Bidco Limited, SI Swan Guernsey Holdco Limited and SI Swan Cayman Merger Sub Ltd.

(d)-(3)	Support Agreement, dated as of August 12, 2025, by and among Formula Systems (1985) Ltd. and SI Swan Guernsey Holdco Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6 K furnished by Sapiens International Corporation N.V. to the SEC on August 14, 2025.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex C to the Proxy Statement.

107+	Filing Fee Table

*	Exhibits marked with a (*) exclude certain portions of the exhibit pursuant to Instruction 1 to Item 1016 of Regulation MA. A copy of the omitted portions will be furnished to the SEC upon request.
+	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2025	Sapiens International Corporation, N.V.

	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

SI Swan Guernsey Holdco Limited

	By:	/s/ Christopher John Coombe
		Name:	Christopher John Coombe
		Title:	Director

SI Swan UK Bidco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan UK Finco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan UK Midco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan UK Topco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

AI Global Investments (UK) PCC Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

Swan Limited Partnership

By:	Advent Global Technology II LLC, General Partner
By:	Advent International, L.P., Manager
By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent Global Technology II LLC

By:	Advent International, L.P., Manager
By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent International, L.P.

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Formula Systems (1985) Ltd.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

[Signature Page to Schedule 13E-3 Transaction Statement]